Postal Code 20549-0303
							October 18, 2004


Via Facsimile (917) 777-2497 and U.S. Mail

David Fox, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York,  New York 10036


	Re:	Orbitz, Inc.
		Schedule TO-T
		Filed by Cendant Corporation and
		Robertson Acquisition Company
      `	on October 6, 2004

		File No. 005-79405

Dear Mr. Fox:

We have the following comments on your filing:

Offer to Purchase

General

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Cover Page

2. It appears that you have not engaged a depositary to hold tendered units until the offer has expired and you have paid for them. Please discuss the potential risk to unit holders presented by the lack of a depositary in this offer.

3. Revise the statement that "You will not pay any fees or commissions to us if you tender your units" to clarify that this does not include taxes, or fees which may be payable in respect of custodial or other beneficiary accounts.

4. Expand the fifth bullet point to disclose the amount of the management fee paid to the offeror by the partnership.

Summary Term Sheet, page 1

5. Refer to your disclosure concerning proration. We realize that if proration of tendered units is required, payment may be delayed for a reasonable period to calculate the pro ration factor. However, don`t you intend to announce whether the offer is oversubscribed immediately upon expiration? Please revise or advise.

6. In the summary term sheet section, disclose generally when you will pay for tendered units. See Rule 14e-1(a). Note that since you are an affiliate of the partnership, it is not appropriate to delay payment until the units are transferred on the books and records of the partnership.

Do we have the financial resources to make payment?, page1

7. Clarify what you mean by your statement that you have "available to you" the financial resources necessary to purchase all units tendered.

Does this mean you have cash on hand? Or will you be required to Make a capital call or borrow money from an affiliate? Please explain.

Risk Factors, page 4

8. Under the heading "Conflicts of Interest" describe the management fees paid by the partnership to the offeror, and quantify the amount of the fees.

The Tender Offer, page 5
Proration, Acceptance for payment and payment for Units, page 5

9. We note your statement that the offeror will pay for the units
"as promptly as practicable following the expiration date".  Rule
14e-1(c) requires that you pay for the units "promptly," not as promptly as practicable. Please revise.

Extension of the Tender Period; Termination; Amendment, page 5

10. Refer to the disclosure in the first paragraph on page 8. This boilerplate language, which is repeated in several places in your Offer to Purchase, is phrased in the negative and tells a unit holder little about the circumstances pursuant to which you believe you may retain tendered units without making payment. Please revise to describe such circumstances clearly. We may have additional comments.

Certain Information Concerning Us, page 11

11. State when Quadrangle Associates III LLC was formed.

12. Identify the owners of the general partner of the partnership that control 100% of Quadrangle.

Conditions to the Offer, page 14

13. Refer to the disclosure in the first paragraph of this section. All offer conditions, other than receipt of governmental or regulatory approvals, must be satisfied or waived on or before the expiration date of the offer, not the date of acceptance of or the date of payment for tendered units. Please revise the disclosure here in accordance with this comment.

14. See the last comment above. The first sentence in this section is unclear, but seems to state that you may terminate the offer if filings with a court or regulatory agency necessary for consummation of the offer have not been made. However, any such filings would presumably be within your control. Therefore, the language of this condition as currently drafted seems to go beyond the regulatory approval provision discussed in the preceding comment. Please revise to more narrowly tailor your disclosure in accordance with our comment above.

15. The statement that the conditions may be waived by the Offerors "in whole or in part at any time and from time to time in our sole discretion" implies that conditions may be waived after expiration. Revise the disclosure to clarify that all conditions, other than regulatory approvals, will be satisfied or waived prior to expiration.

16. We note that you may waive the conditions you list in your document at any time in your sole discretion. Please be aware that if you waive a material condition, the offer must remain open for at least five business days after that waiver.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If you do not agree with a comment, tell us why in your response. Direct any questions to me at (202) 942-1762.

								Sincerely,



								Julia E. Griffith
								Special Counsel
								Office of Mergers
								and Acquisitions